FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

January 9, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is January 9, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of Thomas E. Irwin as the new Alaska General Manager at its Livengood Gold Project.

Item 5.	Full Description of Material Change

The Issuer reports that they have the named Thomas E. Irwin as the new Alaska General Manager at its Livengood gold project near Fairbanks, Alaska. Mr. Irwin joined the Issuer in March 2011 as Livengood Construction Manager with over 37 years of experience in the natural resource industry having constructed, optimized, operated and permitted major mining projects with companies such as Amax Gold and Kinross. He succeeds Karl Hanneman, who will become the Livengood Placer Manager and will oversee the Issuer’s investigations into potential placer gold extraction in the vicinity of the Livengood deposit. A resource study is currently underway to determine the size of the placer gold deposit and it is anticipated that a subsequent Preliminary Economic Assessment will be completed in first half of 2012.

As the new Alaska General Manager, Mr. Irwin will be responsible for the management and technical direction of permitting and development of the Livengood project. Prior to joining the Issuer, Mr. Irwin served for six years as the Commissioner of the Alaska Department of Natural Resources. From 1996 to 1999, he was the Operations Manager responsible for mine start-up and operation at the Fort Knox mine located 60 miles southeast of the Livengood project and General Manager of the mine from 1999 to 2001. From 2001 to 2003, he was the Vice President, Business Development for Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold, responsible for new project permitting, business development and governmental and public relations in Alaska. Prior to his work at Fort Knox, Mr. Irwin was General Manager of Amax Gold’s Sleeper Mine in Nevada and manager of the Climax mine in Colorado.

In his new role as Livengood Placer Manager, Mr. Hanneman will lead the Issuer’s investigations of the potential for near-term gold production through placer operations in the vicinity of the Livengood deposit as well as providing technical support on the Livengood gold project. Prior to joining the Issuer in May 2010 as Livengood Project Manager and working with Teck Resources on project development and permitting in Alaska from 1997 to 2010, Mr. Hanneman carried out extensive placer mining operations in the Livengood District dating back to the early 1990s.

Cautionary Note Regarding Forward-Looking Statements

This material change report release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the discovery and exploitation of any placer deposits in the vicinity of the Livengood deposit, the potential for a production decision to be made in respect of the Livengood Project and/or any placer deposits in the vicinity of the Livengood Deposit, the potential for any production at the Livengood project and/or any placer deposits in the vicinity of the Livengood Project, and business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, President & CEO
Business Telephone No.: (720) 881-7646

Item 9.	Date of Report

January 9, 2012